VF 4-3-02

02019494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR - 1 2002

SEC FILE NUMBER
8- 486133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RURAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Blvd., Suite 3550
(No. and Street)

Miami, Florida 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Federico Jenkins 305-374-3405
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, L.L.P.
(Name — *if individual, state last, first, middle name)*

100 S.E. 2ND Street, Suite 2200 MIAMI FLORIDA 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Federico Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RURAL SECURITIES, INC., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ROBERT B. MACAULAY
MY COMMISSION # CC 884027
EXPIRES: November 28, 2003
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

International Place
100 S.E. 2nd Street, Suite 2200
Miami, Florida 33131-2105
Telephone: (305) 381-8000
Fax: (305) 374-1135

Independent Auditors' Report

To the Board of Directors of
Rural Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Rural Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity (deficit), subordinated debt, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rural Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a defendant in a lawsuit that alleges damages and, if plaintiff is successful, raises substantial doubt about its ability to continue as a going concern. Management's opinion in regard to this matter is described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Certified Public Accountants

February 26, 2002

Miami, Florida

Rural Securities, Inc.

Statement of Financial Condition

December 31,		2001
Assets		
Current assets		
Cash	$	106,430
Warrants owned, at market		3,300
Total current assets		109,730
Other assets		3,847
	$	113,577
Liabilities and Stockholder's (Deficit)		
Current liabilities		
Accrued expenses and other liabilities	$	18,800
Total current liabilities		18,800
Subordinated debt (Note 1)		150,000
Total liabilities		168,800
Contingency (Note 3)		
Stockholder's deficit (Note 2)		
Common stock, $0.01 par value - 10,000 shares authorized; 1,500 issued and outstanding		15
Additional paid-in capital		1,149,985
Accumulated deficit		(1,205,223)
Total stockholder's deficit		(55,223)
	$	113,577

See accompanying summary of business and significant accounting policies and notes to financial statements.

Rural Securities, Inc.

Statement of Operations

Year ended December 31,		2001
Revenues		
Investment advisory fees (Note 5)	$	185,000
Interest		2,974
Other income		2,371
		190,345
Expenses		
Occupancy (Note 3)		73,842
Loss on sale of furniture and equipment		63,364
Customer settlements		59,765
Loss on leasehold improvements		40,654
Professional fees		41,483
Other operating expenses		33,776
Interest		12,000
Communications		9,040
		333,924
Net loss	$	(143,579)

See accompanying summary of business and significant accounting policies and notes to financial statements.

Statement of Changes in Stockholder's Equity (Deficit)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 15	$ 1,149,985	$ (1,061,644)	$ 88,356
Net loss	-	-	(143,579)	(143,579)
Balance, December 31, 2001	**$ 15**	**$ 1,149,985**	**$ (1,205,223)**	**$ (55,223)**

See accompanying summary of business and significant accounting policies and notes to financial statements.

Statement of Changes in Subordinated Debt
for the year ended December 31, 2001

Subordinated debt, January 1, 2001	$	150,000
Increases		-
Decreases		-
Subordinated debt, December 31, 2001	$	150,000

See accompanying summary of business and significant accounting policies and notes to financial statements.

Rural Securities, Inc.

Statement of Cash Flows

Year ended December 31,		**2001**
Cash flows from operating activities		
Net loss	$	**(143,579)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Disposal of fixed assets		**40,654**
Loss on sale of fixed assets		**63,364**
(Increase) decrease in:		
Deposit with clearing broker		**25,922**
Receivable from clearing broker		**7,209**
Other assets		**11,050**
Increase (decrease) in:		
Accrued expenses and other liabilities		**(22,200)**
Total adjustments		**125,999**
Net cash used in operating activities		**(17,580)**
Cash flows from investing activities		
Proceeds from sale of fixed assets		**7,500**
Net decrease in cash and cash equivalents		**(10,080)**
Cash and cash equivalents, beginning of year		**116,510**
Cash and cash equivalents, end of year	$	**106,430**

See accompanying summary of business and significant accounting policies and notes to financial statements.

Summary of Business and Significant Accounting Policies

Business

Rural Securities, Inc. ("Company") (a subsidiary of Rural International, Inc.), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company also provides investment advisory services for an affiliated entity.

The Company had agreements through December 31, 2000 ("Agreements") with clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operated under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Effective January 2001, the Company has revised its membership agreement with the NASD whereby the Company will limit its securities business to investment banking and investment advisory services. The NASD has granted the Company a waiver of the two principal requirements pursuant to Association Rule 1021 (e)(2) and has established a new minimum net capital of $5,000.

Equipment

Equipment is carried at cost and is depreciated using the straight-line method over their estimated useful lives of five years. The equipment is fully depreciated as of December 31, 2001.

Income Taxes

The Company files a consolidated Federal income tax return with Rural International, Inc. A charge or benefit in lieu of Federal income taxes is computed on the Company's results of operations on a separate return basis.

The Company accounts for the charge or benefit in lieu of Federal income taxes using the liability method. Deferred income taxes are provided on the difference between the financial reporting and income tax basis of assets and liabilities based upon statutory tax rates enacted for future periods.

Summary of Business and Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Subordinated Debt

At December 31, 2001, the Company has an unsecured subordinated note in the amount of $150,000 to Rural International Bank, a subsidiary of the Company's parent company. The note is due on June 3, 2003 and bears interest at a rate of 8%. Interest expense on the note amounted to $12,000 for the year.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

2. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $99,630, which was $94,630 in excess of its required net capital of $5,000. The Company's net capital ratio was .19 to 1, or 19% of aggregate indebtedness to net capital.

3. Litigation and Contigency

Litigation

A customer has filed a statement of claim before the NASD Regulation, Inc., seeking arbitration of claims aggregating approximately $936,000 against the Company. Management believes that these claims are without merit and intends to vigorously contest them. Nonetheless, these claims involve risks to the Company and could result in a material adverse outcome.

Operating Leases

The Company leases office space from its parent company under an operating lease which expires in January 2007. Rental expense for the year ended December 31, 2001 was approximately $73,842. Future annual minimum lease payments approximate:

Year ending December 31,		
2002	$	81,000
2003		82,600
2004		84,200
2005		85,900
2006		87,600
Total	$	421,300

4. Provision for Income Taxes

As of December 31, 2001, unused net operating losses ("NOL") available to reduce this or future years' taxable income for tax reporting purposes on the parent's consolidated tax return approximated $1,136,000. The NOL's expire through the year 2020.

The Company has established a valuation allowance equal to the deferred tax asset attributable to the NOL, since there is uncertainty as to whether such benefits will be utilized.

5. Related Party

During 2001, the Company earned and received investment advisory fee income of $185,000 from Rural Securities International, Inc., a subsidiary of the Company's parent company.

Supplemental Schedule

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,		2001
Computation of Net Capital Pursuant to Rule 15c3-1		
Computation of Net Capital		
Total stockholder's deficit from statement of financial position	$	(55,223)
Add:		
Subordinated debt, including accrued interest of $12,000		162,000
Deductions and/or charges:		
Total nonallowable assets		(7,147)
Net capital	$	99,630
Computation of Basic Net Capital Requirement		
Minimum net capital required, $6^{2}/_{3}$% of $18,800 pursuant to Rule 15c3-1	$	1,253
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	94,630
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	18,800
Percentage of aggregate indebtedness to net capital	$	19%

Statement Pursuant to Rule 17a-5(d)(4)

Rural Securities, Inc.

Reconciliation of Net Capital

Differences between this computation of net capital and the corresponding computation prepared by Rural Securities, Inc. and included in the Company's unaudited Part II Focus Report filing as of the same date are as follows:

Year ending December 31,		**2001**
Net capital – unaudited Part II FOCUS Report	$	101,859
Accrued professional fees		(2,300)
Reclass of due from broker to cash		71
Net capital	$	99,630

Rural Securities, Inc.

Financial Statements and Supplemental Schedule

For the year ended December 31, 2001

Rural Securities, Inc.

Contents

Rural Securities, Inc.

Report on Internal Control

For the year ended December 31, 2001

BDO

BDO Seidman, LLP
Accountants and Consultants

International Place
100 S.E. 2nd Street, Suite 2200
Miami, Florida 33131-2105
Telephone: (305) 381-8000
Fax: (305) 374-1135

Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Rural Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Rural Securities, Inc. ("Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

February 26, 2002
Miami, Florida